Kerrisdale Mining Corporation

750 West Pender Street, Suite 804

Vancouver, British Columbia, Canada  V6C 2T7

Ph: 604-682-2928

January 30, 2008

Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,  Mail Stop 7010

Washington, D.C.  20549

Re:

Kerrisdale Mining Corporation

Form SB-2 Amendment No. 1 filed on January 22, 2008

File No.: 333-147698

Dear Ms Parker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Company’s registration statement be accelerated, so that it will become effective at 1:00 PM, EST, on February 1, 2008, or as soon thereafter as practicable.

In conjunction with this request for acceleration, we represent and acknowledge the following:

•

should the Commission staff, acting pursuant to delegated authority, declare the filing

effective, it does not foreclose the Commission from taking any action with respect to the   filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring

the filing effective, does not relieve the Company from its full responsibility for the adequacy   and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding               initiated by the Commission or any person under the federal securities laws of the United   States

Thank you for your assistance.

Sincerely yours,

Kerrisdale Mining Corporation.

 /s/ John S. Morita, President